CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
September 22, 2009
MEMORANDUM

TO:	Mr. Roger Schwall Mr. Sean Donahue Division of Corporation Finance Securities and Exchange Commission

FROM:	Carrizo Oil & Gas, Inc.

RE:	Carrizo Oil & Gas, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008
(File No. 0-29187-87) and Form S-3 (File No. 333-159237)
Response to SEC Staff Comments Received by Telephone on September 18, 2009
     We are responding to a comment received from Mr. Roger Schwall and Mr. Sean Donahue via telephone on September 18, 2009. For your convenience, our response is prefaced by Mr. Schwall’s corresponding comment in italicized text as we wrote it down during our conversation. This comment is not a transcript but our understanding of what he was requesting from us.
     We respectfully request that the Staff review our response and advise us of any further comments at your earliest convenience. We desire to resolve these comments as quickly as reasonably possible. To that end, we respectfully request an opportunity to visit personally with the Staff to discuss these matters in further detail.
     We are requesting that the Staff accord confidential treatment under the Freedom of Information Act to this submission. In addition, pursuant to Rule 418(b) of Regulation C under the Securities Act of 1933 and Rule 12b-4 under the Securities Exchange Act of 1934, as applicable, we request that the staff return Exhibit A to us as soon as practicable following its review of such information.
1.	In your letter to the Staff dated August 28, 2009 you stated:
“we propose that, in connection with the application of the new rules at December 31, 2009, we will revise our reporting such that undeveloped reserves in the Camp Hill field that cannot be developed within five years will no longer be classified as proved until our third-party reserve engineers determine that they can be developed within that time frame. While we cannot currently estimate the precise impact of this decision due to the variables inherent in estimating future engineered reserves, we would currently anticipate that this reclassification will lead to a negative revision in our Camp Hill field proved reserves of approximately 4.0 to 5.0 million barrels (24 — 30 Bcfe) as of December 31, 2009.”

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
Please provide the data and assumptions that support the estimate of approximately 4.0 to 5.0 million barrels.
Attached as Exhibit A is a table detailing the timeframe for development of proved undeveloped reserves in the Camp Hill field. The table is based on the data, reserves and reserve development assumptions in the Fairchild reserves report (our independent reserve engineers) as of January 1, 2009. As shown in the table, 268,776 bbls of the total 4,990,152 bbls of proved undeveloped reserves are expected to be developed in the five-year period ending December 31, 2014. Thus, based upon the reserve report dated January 1, 2009 and assuming that the reserve development timing assumptions in our January 1, 2010 reserve report will be comparable to our January 1, 2009 reserve report, the amount of reserves to be removed from our December 31, 2009 proved reserves under our proposal will be approximately 4,721,376 bbls, utilizing the December 31, 2008 year-end oil price of $39.94 per barrel, as well as the then existing cost assumptions and field development plan assumptions. The cost assumptions underlying our estimates are included in Exhibit A.

The amount of proved undeveloped reserves to be reclassified under our proposal represents approximately 94.6% of our current proved undeveloped reserves in the Camp Hill field. The first development and production associated with current proved undeveloped reserves in the Camp Hill field is not anticipated to begin until 2014. Until that time, all of our steam generating capacity will be used for existing wells and our proved developed reserves. Accordingly, absent a significant increase in investment activity in the field to add substantial additional steam generation capacity (which we have no current plans to do), the 268,776 bbls of proved undeveloped reserves commencing production in 2014 would be the only currently booked proved undeveloped reserves in the Camp Hill field that would remain on our books at year-end 2009 as a consequence of adopting the proposed change in approach.

We would also like to take this opportunity to update the Staff with respect to the status of our operations in the Camp Hill field. Consistent with the development plan outlined in our prior responses, steam injection recommenced in the field on September 14, 2009 utilizing one generator, with steam being injected into six newly drilled and completed patterns, as well as seven existing ones that had previously shown favorable production response as discussed in earlier letters with the Staff. Because steaming has been ongoing for only a week, no material response has yet been observed.

CONFIDENTIAL TREATMENT REQUESTED
BY CARRIZO OIL & GAS, INC.
EXHIBIT A
Development of Proved Undeveloped Reserves in the Camp Hill Field
[See attachment.]

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